Eilenberg Krause & Paul LLP

11 East 44th Street

New York, New York 10017

Telephone: (212) 986-9700
Facsimile: (212) 986-2399

December 4, 2008

Ms. Jennifer Riegel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Re:	Pharmos Corporation

Registration Statement on Form S-3/A

Filed November 17, 2008

File No. 333-149604

Dear Ms. Riegel:

This letter is submitted on behalf of Pharmos Corporation (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of December 1, 2008 regarding the above-captioned filing. We are today filing an amendment to the S-3 which has been marked to show changes against the previously-filed version of the document.

Our numbered responses below correlate to the numbers in your

December 1, 2008 letter, and we have provided the text of the comments included in your letter in bold for convenience purposes. All references to pages numbers refer to the unmarked copy of the document being filed today.

Incorporation by Reference, page 3

1. Please revise to incorporate by reference the Form 8-K filed on November 20, 2008.

We have incorporated by reference the 8-K.

Selling Security Holder, page 11

Sale of Convertible Debentures, page 11

2. We note your responses to comments 3 through 8. Please revise your prospectus to disclose all the information included in your response letter in response to those comments.

We have included the requested information in the prospectus (page 4 and 11).

3. We note your response to prior comment 9. Please disclose that there are 16,859,427 shares outstanding prior to the debenture transaction that were held by persons other than the selling security holder, his affiliates and affiliates of the company.

We have included the requested information in the prospectus (pages 4 and 11).

4. Please revise footnote 1 to the table on page 12 to disclose the name of the limited liability company, limited partnership and family trust referenced therein.

We have included the requested information in the footnote (page 12).

5. Please file a copy of the settlement agreement with Mr. Miller which you disclose on page 11 in response to prior comment 11.

We have included the settlement agreement as an exhibit.

* * *

If you have any questions, please feel free to call the undersigned at

(212) 986-9700.

Sincerely,

Adam D. Eilenberg